news release

ArcelorMittal: Malay Mukherjee steps down from the Board of Directors

Luxembourg, 1 September 2009 - ArcelorMittal hereby announces that Malay Mukherjee has stepped down from the Board of Directors in order to pursue other interests.

Mr. Mukherjee joined the board in May 2008 after a long and distinguished career in ArcelorMittal's senior management, latterly as a member of the Group Management Board with responsibility for Asia, Africa, the CIS, Mining and Technology.

Mr Lakshmi N. Mittal, Chairman and Chief Executive, ArcelorMittal, said: "Mr Mukherjee has been an exceptional member of ArcelorMittal, first as a highly regarded senior executive and over the past year as a member of the Board of Directors.  We will miss his wisdom and advice, but wish him all the best for the future.”

Mr Mukherjee added: “ArcelorMittal is a great company and one that I will always feel a part of.  I wish the company every success in the future and have no doubt that it will continue to go from strength to strength.”